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                          GREENWICH AIR SERVICES, INC.
                        4590 NW 36TH STREET, BUILDING 23
                              MIAMI, FLORIDA 33122

                                                                    July 8, 1997
Dear Fellow Stockholder:

    You are cordially invited to attend the special meeting of stockholders of Greenwich Air Services, Inc., to be held on Monday, August 11, 1997, at 10:00 a.m. at the Hotel Sofitel, 5800 Blue Lagoon Drive, Miami, Florida.

    On March 9, 1997, Greenwich agreed to be acquired by General Electric in a merger that values your Greenwich shares at $31.00 per share. In this merger, you will be entitled to receive, in exchange for each share of Greenwich Common Stock you own, a fraction of a share of General Electric common stock that will be calculated based on the market value of GE common stock just prior to the completion of the merger. Instead of GE Common Stock, you may choose to receive $31.00 in cash per share of Greenwich Class A and Class B Common Stock. In order to ensure that the merger qualifies as a tax-free reorganization for federal income tax purposes, no more than approximately 22% of the approximately $271 million total consideration paid to public stockholders in the merger will be paid in cash.

    At the special meeting, you will be asked to adopt the Merger Agreement. A majority of the outstanding shares of Greenwich Class A Common Stock entitled to vote at the special meeting must vote for adoption of the Merger Agreement for the acquisition to be completed. Holders of shares of Greenwich Class B Common Stock are not entitled to vote on the merger.

    I, my wife and my son own 52% of the outstanding shares of Greenwich Class A Common Stock. As a condition to GE's willingness to enter into the Merger Agreement, we have agreed to vote all of our shares in favor of the merger. In addition, GE owns 9.8% of the outstanding shares of Greenwich Class A Common Stock. Accordingly, adoption of the Merger Agreement at the special meeting is assured.

    If the Merger Agreement is adopted and all other conditions described in the Merger Agreement have been met or, where permissible, waived, the merger is expected to occur as soon as possible after the special meeting.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF GREENWICH AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT.

    Under Delaware law, you are not entitled to appraisal rights in connection with the merger.

    The accompanying Proxy Statement/Prospectus provides a detailed description of the proposed merger and its effect on you as a stockholder and on Greenwich. I urge you to read the enclosed materials carefully. Whether or not you plan to attend the special meeting, and regardless of the number of shares you own, please complete, sign and date your proxy card and promptly return it in the envelope provided.

                                          Sincerely,

                                          Eugene P. Conese, Sr.
                                          CHAIRMAN OF THE BOARD AND
                                          CHIEF EXECUTIVE OFFICER

    Neither the Securities and Exchange Commission nor any state securities regulators have approved the shares of GE Common Stock to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

    This Proxy Statement/Prospectus is dated July 8, 1997 and is first being mailed to stockholders on or about July 9, 1997.